Exhibit 12.1

MetLife, Inc.
Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2017	2016	2015	2014	2013
	(In millions, except ratios)
Income (loss) from continuing operations before provision for income tax	$3,536	$4,281	$5,651	$6,883	$3,686
Less: Undistributed income (loss) from equity investees	444	164	299	418	337
Adjusted earnings before fixed charges	$3,092	$4,117	$5,352	$6,465	$3,349
Add: Fixed charges
Interest and debt issue costs	1,185	1,188	1,544	1,189	1,194
Estimated interest component of rent expense	15	24	25	28	33
Interest credited to bank deposits	—	—	—	—	2
Interest credited to policyholder account balances	5,607	5,176	4,415	5,726	6,881
Total fixed charges	$6,807	$6,388	$5,984	$6,943	$8,110
Preferred stock dividends (1)	107	123	219	170	150
Total fixed charges and preferred stock dividends	$6,914	$6,511	$6,203	$7,113	$8,260
Total earnings and fixed charges	$9,899	$10,505	$11,336	$13,408	$11,459
Ratio of earnings to fixed charges	1.45	1.64	1.89	1.93	1.41
Total earnings, including fixed charges and preferred stock dividends	$10,006	$10,628	$11,555	$13,578	$11,609
Ratio of earnings to fixed charges and preferred stock dividends	1.45	1.63	1.86	1.91	1.41
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(1)
For the year ended December 31, 2015, preferred stock dividends includes the repurchase premium of $59 million associated with the repurchased and canceled 6.50% non-cumulative Series B preferred stock.